Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Comerica Incorporated for the registration of common stock, preferred stock, depositary shares, debt securities, warrants to purchase common stock, preferred stock and debt securities, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our reports dated February 14, 2018, with respect to the consolidated financial statements of Comerica Incorporated and subsidiaries (the Company), and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Dallas, Texas
February 16, 2018